Exhibit 5.1

811 Main Street, Suite 3700 Houston, TX 77002 Tel: +1.713.546.5400 Fax: +1.713.546.5401 www.lw.com

FIRM / AFFILIATE OFFICES
January 8, 2015 Regency Energy Partners LP 2001 Bryan Street, Suite 3700 Dallas, TX 75201	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Registration Statement No. 333-201030

Ladies and Gentlemen:

We have acted as special counsel to Regency Energy Partners LP, a Delaware limited partnership (the “Partnership”), in connection with the proposed offer and sale from time to time by the Partnership of common units representing limited partner interests in the Partnership having an aggregate offering price of up to $1,000,000,000 (the “Units”). The Units are included in a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Act”), filed with the Securities and Exchange Commission (the “Commission”) on December 17, 2014 (Registration No. 333-201030) (the “Registration Statement”). This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or related Prospectus Supplement dated January 8, 2015 to the Prospectus dated December 24, 2014 (collectively, the “Prospectus”), other than as expressly stated herein with respect to the issue of the Units.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of the general partner of the Partnership’s general partner and others as to factual matters without having independently verified such factual matters. We are opining herein as to the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”), and we express no opinion with respect to any other laws.

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof, when the Units have been issued by the Partnership against payment therefor in the circumstances contemplated by the Equity Distribution Agreement filed as an exhibit to the Partnership’s Current Report on Form 8-K filed with the Commission on January 8, 2015 and the Prospectus, the Units will be validly issued and, under the Delaware LP Act, purchasers of the Units will have no obligation to make further payments for their purchase of Units or

January 8, 2015

contributions to the Partnership solely by reason of their ownership of the Units or their status as limited partners of the Partnership, and no personal liability for the obligations of the Partnership solely by reason of being limited partners of the Partnership.

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to your filing this opinion as an exhibit to the Partnership’s Form 8-K dated January 8, 2015 and to the reference to our firm in the Prospectus under the heading “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Latham & Watkins LLP